Exhibit 4(e)
OLD KENT FINANCIAL CORPORATION

Stock Option Plan
For Holders of Unexercised Options
Under the CFSB Bancorp, Inc.
1994 Stock Option and Incentive Plan
and the
CFSB Bancorp, Inc. 1990 Stock Option Plan

          Old Kent Financial Corporation ("Old Kent") is a party to a certain Agreement and Plan of Merger between CFSB Bancorp, Inc., Old Kent Financial Corporation and OKFC Acquisition Corporation dated February 24, 1999, as amended (the "Plan of Merger"), pursuant to which OKFC Acquisition Corporation, a wholly owned subsidiary of Old Kent, will be merged (the "Merger") with and into CFSB Bancorp, Inc. ("CFSB").

          CFSB has previously issued certain stock options under the CFSB Bancorp, Inc. 1994 Stock Option and Incentive Plan (the "1994 CFSB Plan") and the CFSB Bancorp, Inc. 1990 Stock Option Plan (the "1990 CFSB Plan" and, together with the 1994 CFSB Plan, the "CFSB Plans"). Pursuant to the Plan of Merger, both of the CFSB Plans will be terminated and each stock option previously issued and outstanding under the CFSB Plans immediately prior to the Merger (each, an "Unexercised Option") will become an option to purchase that number of shares of Old Kent common stock, $1 par value per share ("Old Kent Common Stock"), equal to the number of shares of CFSB common stock, $0.01 par value per share ("CFSB Common Stock"), subject to such Unexercised Option multiplied by the Exchange Ratio, as provided in the Plan of Merger (the "Exchange Ratio"), rounded to the nearest whole share of Old Kent Common Stock, subject to such adjustments as are provided for in the Plan of Merger.

          Old Kent has agreed to honor such options according to their terms, and to register such options and the shares of Old Kent Common Stock to be issued upon their exercise with the Securities and Exchange Commission. This Stock Option Plan has been adopted by Old Kent's Board of Directors for the purpose of fulfilling those obligations.

          1.    Establishment of Plan. Old Kent hereby establishes this Stock Option Plan for Holders of Unexercised Options Under the CFSB Bancorp, Inc. 1994 Stock Option and Incentive Plan and the CFSB Bancorp, Inc. 1990 Stock Option Plan (the "Plan") for the benefit of persons who were holders of stock options of CFSB issued pursuant to the CFSB Plans and who have had their options converted into options ("Options") to purchase shares of Old Kent Common Stock pursuant to the Plan of Merger. The Options will be held pursuant to the terms and conditions set forth herein. This Plan shall be known as the Old Kent Financial Corporation Stock Option Plan for Holders of Unexercised Options Under the CFSB Bancorp, Inc. 1994 Stock Option and Incentive Plan and the CFSB Bancorp, Inc. 1990 Stock Option Plan.

          2.    Purpose of the Plan. The purposes of the Plan are to fulfill the conditions of Section 2.7 of the Plan of Merger and to preserve the availability of pooling of interests accounting for the Merger. This Plan shall on all occasions be interpreted, construed, and implemented in a manner consistent with those purposes.

          3.    Incorporation of CFSB Plans by Reference. The CFSB Plans are hereby assumed, adopted and incorporated in their entirety herein by reference and shall be deemed continued by Old Kent, subject to the following:

                    A.    References to "CFSB" or "Corporation" in the CFSB Plans and option agreements entered into pursuant thereto shall refer to Old Kent.

                    B.    The number of shares of Old Kent Common Stock subject to this Plan shall be equal to the aggregate number of shares of Old Kent Common Stock which would have been received if all holders of Unexercised Options outstanding at the effective time of the Merger had exercised such options in their entirety immediately prior to the effective time of the Merger.

                    C.    The Acquisition Committee of Old Kent's Board of Directors shall administer the Plan.

                    D.    Other than as necessary to accomplish the conversion of Unexercised Options under the CFSB Plans into Options under this Plan, no Options or other awards shall be granted under this Plan.

          4.    Eligibility. Employees and directors of CFSB and its affiliates who are holders of Unexercised Options issued under the CFSB Plans shall be the only persons entitled to receive or hold Options under this Plan.

          5.    Assumption of Unexercised Options. If and when the Merger becomes effective, each existing Unexercised Option held by employees of CFSB is hereby assumed and shall become an Option to purchase Old Kent Common Stock under this Plan and continue according to its terms. Each such Unexercised Option shall become, at the effective time, an Option to purchase that number of shares of Old Kent Common Stock equal to the number of shares of CFSB Common Stock subject to such Unexercised Option multiplied by the Exchange Ratio, rounded to the nearest whole share. The exercise price per share under the Option shall be equal to the exercise price per share of the CFSB Common Stock that was purchasable under each Unexercised Option, divided by the Exchange Ratio (rounded to the nearest whole cent).

          In addition, if necessary so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424 of the Internal Revenue Code, each Unexercised Option that is an "incentive stock option" as defined in Section 422 of the Internal Revenue Code shall be adjusted as required by Section 424 of the Internal Revenue Code and the regulations issued thereunder.

          6.    Effective Date of Plan. This Plan shall take effect at the effective time of the Merger.

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